William J. Kotapish Of Counsel (202) 965-8154-Direct Dial Wkotapish@carltonfields.com

ATTORNEYS AT LAW

1025 Thomas Jefferson Street, NW | Suite 400 West

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202.965.8100 | fax 202.965.8104

www.carltonfields.com

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April 20, 2022

Matthew Williams

Division of Investment Management

Office of Disclosure Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	Midland National Life Separate Account C Post-Effective Amendment No. 19 filed February 22, 2022 (File No. 333-176870) (the “Amendment”)

Dear Mr. Williams:

On behalf of Midland National Life Insurance Company (“Midland”) and its Midland National Life Separate Account C, we are responding to the Commission staff comments that you provided to us orally on April 12, 2022 in connection with the above-captioned Amendment.

Each of the comments is restated below followed by Midland’s response.

COMMENT 1: A comment made with regard to disclosure in one part of the registration statement is applicable to corresponding disclosure appearing elsewhere in the document.

RESPONSE: Acknowledged.

COMMENT 2: The registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding our review, comments, or any actions by the staff. We would ask you to please file your response to the staff comments on EDGAR at least five days in advance of the effective date. And, please send me a notice by email and include a black line copy of the registration statement showing the changes from the initial filings.

RESPONSE: Acknowledged.

Statutory Prospectus

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Matthew Williams

April 20, 2022

COMMENT 3: In the third paragraph of the cover page regarding free look privileges, please add a sentence suggesting that an investor review the prospectus, or consult with an investment professional, for additional information about such privileges.

RESPONSE: Comment accepted; the requested disclosure has been added.

COMMENT 4: In the Key Information table, consider shortening the section captioned “Charges for Early Withdrawals” by (i) deleting all of the first paragraph after the first sentence, and (ii) limiting the second paragraph to a statement to the effect that, if you elect on optional value endorsement and make a withdrawal within the first Contract Year, you could pay a surrender charge of up to 8%, or $8,000 on a $100,000 investment.

RESPONSE: The suggested change has been made.

COMMENT 5: In “Ongoing Fees and Expenses (annual charges)” in the Key Information table, please italicize “each year” in the first sentence of the introductory narrative.

RESPONSE: The requested change has been made.

COMMENT 6: In the table under “Ongoing Fees and Expenses” provide a single line for the base contract charge. The component charges (M&E, Asset Based Administration Charge, and Contract Maintenance Fee) can be identified in a footnote and/or in the Fee Table. For the Contract Maintenance Fee component, it should be included as the same amount in both minimum and maximum columns, calculated by dividing the total amount of such fees collected during the year that are attributable to the Contract by the total average net assets that are attributable to the Contract.

RESPONSE: The table has been revised as suggested, showing base contract expenses as 1.11% for both minimum and maximum; the component charges are identified in footnote 2 to the table.

COMMENT 7: In the same table, show a single line item for minimum and maximum charges for optional benefits, rather than showing a separate min/max for each optional benefit (Return of Premium Death Benefit and Enhanced Death Benefit).

RESPONSE: As suggested, the table now has a single line item for “optional benefits available for an additional charge.”

COMMENT 8: Consider consolidating the columns showing lowest and highest annual cost by (i) eliminating the bullet assuming (for lowest annual cost) the selection of the 7-year Optional Value Endorsement, and making that assumption a parenthetical part of the third bullet, which assumes the least expensive combination of contract charges; and (ii) eliminating the bullet assuming (for highest annual cost) no Optional Value Endorsement, and making that assumption a parenthetical part of the third bullet, which assumes the most expensive combination of contract charges.

RESPONSE: The suggested changes have been made.

COMMENT 9: In the columns (lowest and highest annual cost), use the term Portfolio in lieu of Fund for consistent terminology.

RESPONSE: Comment accepted; the change has been made.

Matthew Williams

April 20, 2022

COMMENT 10: Under “RISKS – Not a Short-Term Investment” (i) please add a sentence expressly stating that the Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash; and (ii) please add disclosure noting that a surrender charge may apply for up to seven years from the last premium payment if an Optional Value Endorsement is elected, which would reduce the amount of withdrawal or surrender proceeds.

RESPONSE: The requested disclosure has been added.

COMMENT 11: Under “RISKS – Insurance Company Risks” add a new last sentence, as prescribed by Item 3(d) of Form N-4, stating that information about Midland, including financial strength ratings, is available, and where to obtain such information.

RESPONSE: The requested sentence has been added, including a toll-free number to call for information about Midland.

COMMENT 12: Under “RESTRICTIONS – Optional Benefits” consider adding cautionary language to the effect that selection of certain benefits, such as an optional value endorsement, could subject an investor to surrender charges, and adding an appropriate cross-reference in the right hand column.

RESPONSE: The suggested disclosure has been added.

COMMENT 13: Under “CONFLICTS OF INTEREST – Exchanges” the term “Contract” should be lower case, since the reference is not necessarily to the LiveWell Variable Annuity.

RESPONSE: The suggested change has been made.

COMMENT 14: Under “OVERVIEW OF THE CONTRACT – What are the Contact’s primary features – Annuity Payment Options” please confirm the accuracy of the second sentence, which reads: “The death benefit, if any, would then depend on the annuity payment option you select.”

RESPONSE: The paragraph has been revised to read as follows:

Annuity Payment Options: You may elect to convert all or some of your accumulation value into guaranteed annuity payments from us. Annuitization terminates your death benefit. However, depending on the annuity payment option you select, such as period certain, annuity payments continue after death of the Owner. See page 43 for payment options

COMMENT 15: In the Fee Table, the first sentence of the introductory paragraph should be revised to read as follows: “The following tables describe the fees and expenses for the Contract, that you will pay when purchasing, owning, making partial withdrawals from and surrendering the Contract.” (add “from”)

RESPONSE: The sentence has been revised as suggested.

COMMENT 16: The second sentence of the second paragraph should be revised to say that state premium taxes may also be deducted (instead of saying that they are not currently deducted).

RESPONSE: The suggested change has been made.

Matthew Williams

April 20, 2022

COMMENT 17: Under “Transaction Expenses” in both the tables for Contract Owner Transaction Expenses (i.e., with and without an optional value endorsement) (i) the line item for Sales Load on Premiums should include a parenthetical identifying the amount as a percentage of premiums; (ii) delete the line item for State Premium Tax (and the accompanying footnote); and (iii) change “Transfer Charge” to “Exchange Fee” for consistent terminology.

RESPONSE: The suggested changes have been made.

COMMENT 18: The two paragraphs introducing the section on Annual Contract Expenses should both be in bold type. In addition, the last sentence of the second paragraph (“You may only add an optional benefit at the time of application”) would be better located in the section captioned “Benefits Available Under the Contract.”

RESPONSE: The suggested changes have been made.

COMMENT 19: The table Annual Contract Expenses should be streamlined and simplified by (i) having a single line item for Base Contract Expenses (eliminate the line items for the component M&E and Asset Based Administration Charges), and (ii) eliminating the line items for the reductions caused by the 5-year, 6-year, and 7-year Optional Value Endorsements.

In addition, the Base Contract Maintenance Fee should be shown as “Administrative Expenses.”

RESPONSE: The suggested changes have been made.

COMMENT 20: Also under Annual Contract Expenses the heading “Optional Death Benefit” should include a parenthetical identifying the charge as a percentage of the benefit base or the average accumulation value, as appropriate.

RESPONSE: The heading has been revised to read “Optional Death Benefit Expense (as a percentage of average accumulation value).

COMMENT 21: The paragraph introducing the fund expense table should be in bold type and should precede the heading “Annual Fund (Portfolio) Expenses.” In addition, the columns in that table should be labeled Minimum and Maximum, instead of Lowest and Highest.

RESPONSE: The requested changes have been made.

COMMENT 22: Regarding the footnote to that table, please supplementally confirm to the staff that the expense reimbursements and fee waivers reflected in the portfolio expense ratios disclosed will remain in effect at least one year from the date of this prospectus

RESPONSE: Confirmed.

COMMENT 23: Regarding the same footnote, please add a sentence stating that such reimbursements and waivers can be terminated at any time at the option of a Portfolio.

RESPONSE: The requested disclosure has been added.

Matthew Williams

April 20, 2022

COMMENT 24: For the expense examples, the lead-in paragraph should be in bold type and should track the language prescribed for the paragraph by Item 4 of Form N-4.

RESPONSE: The paragraph has been revised as requested.

COMMENT 25 (This comment is stated as modified during our telephone conversation on March 18): In Example 1, the stated assumptions include “(i.e., 1.65% separate account annual expenses . . .).” For consistency of terminology, please change “separate account annual expenses” to “annual base contract expenses.”

RESPONSE: The requested change has been made.

COMMENT 26: Consider deleting the paragraph at the end of the Examples (beginning with “[t]hese examples should not be considered a representation . . . ”).

RESPONSE: The paragraph has been deleted.

COMMENT 27: In the table captioned “BENEFITS AVAILABLE UNDER THE CONTRACT” (“Benefits Table”) add the legend: “The following table summarizes information about the benefits available under the contract.”

RESPONSE: The legend has been added.

COMMENT 28: Add to the Benefits Table the information, currently disclosed under “DETAILED INFORMATION ABOUT THE CONTRACT – DEATH BENEFIT,” that for contracts issued prior to January 1, 2021, the Return of Premium Death Benefit is the standard death benefit.

RESPONSE: The requested disclosure has been added to the table.

COMMENT 29: Also in the Benefits Table, add disclosure regarding restrictions applicable to the 5-year, 6-year, and 7-year optional value endorsements.

RESPONSE: For each of the endorsements, the following disclosure has been added: “You may only add this optional benefit at the time of application.”

COMMENT 30: The Benefits Table has, under “Other Benefits with No Additional Fee” descriptions of dollar cost averaging, free withdrawal amount, portfolio rebalancing, and systematic withdrawals. Please explain why these belong in the table, i.e., why they are not considered standard contract features.

RESPONSE: These features are described in the table because, even though they do not entail an additional fee, they are optional and do not apply automatically to every contract.

COMMENT 31: Under “DETAILED INFORMATION ABOUT YOUR CONTRACT” add brief examples of the optional benefits described.

RESPONSE: As acknowledged in your April 14 email to Brett Agnew and Emily Damman of Midland, the staff is not requiring examples for simple optional contract features such as dollar cost averaging, systematic withdrawals, etc. Midland believes that the Return of Premium Death Benefit is in

Matthew Williams

April 20, 2022

the same category, because of the simplicity of its operation. Examples for the Enhanced Death Benefit are set forth in Appendix B to the prospectus.

COMMENT 32: In Appendix A, please consolidate the columns for the portfolio name and firm name; and also the columns for gross and net expense ratios. Also add a heading for average annual total return.

RESPONSE: The table has been reformatted, as prescribed by Item 18 of Form N-4.

Statement of Additional Information

COMMENT 33: Consider deleting the section captioned “CALCULATION OF YIELDS AND TOTAL RETURNS.”

RESPONSE: The section has been deleted.

Part C and Signature Page

COMMENT 34: In Part C, please revise the list of exhibits with the new Form N-4 convention (alphabetic identification).

RESPONSE: The exhibits have been re-designated.

COMMENT 35: Consider deleting Item 32 – Location of Account and Records – and the undertakings, which are no longer required by Form N-4.

RESPONSE: The items have been deleted as suggested.

COMMENT 36: On the signature page, because the separate account does not have officers, its signature should be effected by Midland on its behalf.

RESPONSE: The signature page has been revised as suggested.

Initial Summary Prospectus

COMMENT 37: At the top of the cover page, add “Form of” to “Summary Prospectus for New Investors.”

RESPONSE: The caption has been revised as suggested.

COMMENT 38: The ISP should be dated as of the expected date of effectiveness.

RESPONSE: The ISP is dated as of April 29, 2022.

COMMENT 39: Consider deleting the Rule 30(e)(3) legend, as it is no longer required.

RESPONSE: The legend has been deleted.

COMMENT 40: Change the Caption of the Appendix to “Portfolio Companies Available Under the Contract.” This comment also applies to Appendix A to the statutory prospectus.

Matthew Williams

April 20, 2022

RESPONSE: Comment accepted; the caption has been changed.

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required financial statements and exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to me at 202-965-8154; Wkotapish@carltonfields.com.

Sincerely,

William J. Kotapish